LIBERATOR, INC.
2745 Bankers Industrial Drive
Atlanta, GA 30360
Telephone: (770) 246-6400
Facsimile: (77) 246-6401

February 10, 2010

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Washington, D.C. 20549-6010
Attn: Geoffrey Kruczek
Mail Stop 3030

RE:	Liberator, Inc.
Current Report on Form 8-K filed July 2, 2009
Comment Letter dated January 12, 2010
File No. 000-53514

Dear Mr. Kruczek:

Set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated January 12, 2010.  We have reproduced the Staff’s comments for your convenience and have followed each comment with our response.  References in this letter to “we,” “our,” or “us” mean the Company.  Capitalized terms not defined herein have the meaning set forth in our Current Report on Form 8-K referenced above.

1.
You indicate in your response letter that you have addressed the comments in our letter dated July 28, 2009 in Form 8-Ks filed by WES Consulting. Please also revise the Form 8-K filed July 2, 2009 by Liberator that was the subject of that letter in accordance with those comments, and any follow-up comments included in this and subsequent letters.

Response:  We have revised the Form 8-K filed July 2, 2009 by amendment (the “Amended 8-K”) accordingly.

2.
We note the Form 12b-25 filed by Liberator on September 28, 2009 and the Form 15 it filed on October 6, 2009. Please tell use when you intend to file the report that was the subject of the Form 12b-25. Refer to Exchange Act Rules Question 151.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

Response:  We intend to file our annual report on Form 10-K for the fiscal year ended June 30, 2009 as soon as practicable after the filing of this response letter and the Amended 8-K.

Geoffrey Kruczek
Securities and Exchange Commission
February 10, 2010

3.
Please tell us why Liberator did not file a current report on Form 8-K regarding the matters noted in the Form 8-K filed on October 8, 2009 by WES Consulting, Inc. In this regard, please tell us who beneficially owned the shares of WES Consulting held by Belmont.

Response:  That current report was inadvertently not filed, but we have filed such current report on Form 8-K with the Commission on February 2, 2010.  The shares of WES Consulting held of record by Belmont were beneficially held by Joseph Meuse.

4.
Please provide us your analysis supporting your conclusion regarding whether the issuances of securities in the merger with WES Consulting was exempt from registration under the Securities Act. Also tell us which document provides required disclosure regarding this exemption.

Response:  We believe that the issuance of securities in the merger with WES Consulting was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act as the transaction was by the issuer, WES Consulting, not involving a public offering.  WES Consulting will file an amendment to its current report on Form 8-K filed October 22, 2009 (“WES Amended 8-K”) to include such disclosures as soon as practicable.

5.
The first paragraph of text on page 3 of the Form 8-K filed October 22, 2009 by WES Consulting states that WES Consulting survived the merger with Liberator. A similar statement appears in Exhibit 2.1 to that Form 8-K. However, the disclosure on pages 27 and 31 of that Form 8-K states that Liberator survived the merger. Also, Exhibit 99.2 to that Form 8-K states that Liberator is now a “wholly owned subsidiary” of WES Consulting. Please reconcile.

Response: To clarify, WES Consulting is to be the surviving entity from the merger with Liberator, and any disclosures stating otherwise were inadvertently made in error.  We believe that WES Consulting will file the WES Amended 8-K as soon as practicable to correct such statements within the Form 8-K and Exhibit 99.2.

6.
Under Item 2.01 of the Form 8-K filed July 2, 2009 by Liberator, you disclose that Remark Enterprises amended its charter to change its name to Liberator. However, Exhibits 3.3 and 3.4 to the Form 8-K filed October 22, 2009 by WES Consulting do not appear to include that amendment. Please revise or advise.

Response:  We filed a Certificate of Amendment to change our name to “Liberator, Inc.” with the Secretary of State in Nevada on July 2, 2009, and we filed that Certificate of Amendment with the Commission as an exhibit to a current report on Form 8-K on February 2, 2010.  WES Consulting will file the WES Amended 8-K as soon as practicable to include such Certificate of Amendment.

Geoffrey Kruczek
Securities and Exchange Commission
February 10, 2010

7.
Please tell us how you complied with the proxy statement or information statement rules of the Exchange Act in connection with the WES Consulting transaction. In this regard, we note your statement in your October 6, 2009 filing that you had 55 shareholders.

Response:  We did not comply with such rules of the Exchange Act in connection with the WES Consulting transaction, but we intend to file a preliminary information statement as soon as practicable to be in compliance.

8.	We note your response to prior comment 2. Please tell us how you believe that complying in “future filings” is consistent with the second sentence of General Instruction D to Form 8-K.

Response:   We included Item 5.06 in the Amended 8-K, which incorporates by reference our disclosures under Item 2.01 in the same Amended 8-K.

Incorporation by Reference

9.
We reissue prior comment 3 because that comment requested a revision to the Form 8-K filed July 2, 2009 by Liberator, not a representation by you that you would comply with that comment in future filings.

Response:  We have removed in its entirety the paragraph titled “Incorporation by Reference” in the Amended 8-K and revised the filing to correct any previous inaccurate disclosures that indicated incorporation by reference to other Exchange Act reports.

Item 1.01 Entry Into a Material Definitive Agreement

10.
We reissue prior comment 5, which requested that you tell us the authority on which you relied to qualify your disclosure by reference to a contract, not with what report that contract was filed as an exhibit.

Response:  As noted in our response to comment 9 above, we revised these disclosures under Item 1.01 and Item 2.01.

Item 2.01 Completion of Acquisition or Disposition of Assets

11.	It is unclear how your response to prior comment 6 addresses the guidance cited in that comment. Therefore, we reissue the comment.

Response:  The website addresses are not intended as hyperlinks but rather as inactive textual references only.  We have added a note to explain this in the Amended 8-K.

12.	Please expand your response to prior comment 7 to address other rights of the preferred stock, such as liquidation or dividend preferences.

Response:  We have revised our Amended 8-K to add such disclosures under the section titled “Description of Securities.”

Geoffrey Kruczek
Securities and Exchange Commission
February 10, 2010

13.	Please revise the Form 8-K filed July 2, 2009 by Liberator to disclose your response to prior comment 8.

Response:  We have revised our Amended 8-K accordingly.

Remark Enterprises, Inc.

14.	Please revise the Form 8-K filed July 2, 2009 by Liberator to disclose your response to prior comment 9.

Response:  We have removed the paragraph that previously disclosed that “the Company is a voluntarily reporting company” as such statement was inaccurate.

OneUp Innovations

15.
We note your response to prior comment 11; however, that comment was not based only on whether an employee-employer relationship exists between you and your reseller, on-line affiliates and independent sales consultants. Rather, that comment also dealt with the nature of the business relationship between you and those parties. For example, does a written agreement govern each party’s obligations? Are your resellers required to sell, or are they required to purchase, a set number of your products each week, month or quarter? How are you affiliated with “on-line affiliates”? File material contracts as exhibits.

Response:  We have revised our disclosures in the Amended 8-K accordingly.  We have also filed the agreements with our six international resellers as Exhibits 10.4 through 10.9 to the Amended 8-K.

Established and Diversified Customer Base

16.
It appears from your response to prior comment 17 that other customers satisfy the objective criteria you mention, but you have not identified those customers. Therefore, please tell us how the customers you identify objectively represent your customer base.

Response:  We have removed the handful of customer names identified in this section from the Amended 8-K.

Liberator International

17.
Please address that part of prior comment 18 that requested disclosure of the material terms of the licenses, including the duration and exclusivity and termination provisions. Also, clarify the nature of the “specific financial commitment to marketing” required of the licensees.

Response:  We have revised our disclosures to include material terms of the licenses.  We have also removed the phrase “specific financial commitment to marketing.”  We have also filed the agreements with our six international resellers as Exhibits 10.4 through 10.9 to the Amended 8-K.

Geoffrey Kruczek
Securities and Exchange Commission
February 10, 2010

Risk Factors

18.	We reissue prior comment 20, which requested revised disclosure in your Form 8-K filed July 2, 2009, not merely a representation that such disclosure would be included in future filings.

Response:  We have revised the Amended 8-K to include such a risk factor.

19.
Please expand your response to prior comment 49 to provide us your analysis regarding the materiality of any risk of claims against you resulting from not filing proxy materials related to the “vote of shareholders” mentioned in the Form 8-K filed July 2, 2009 by Liberator and the change in name of the registrant. Cite all authority on which you rely.

Response:  We were required to file an information statement for our shareholders in connection with the WES Consulting transaction, and we intend to file a preliminary information statement as soon as practicable.  While the risk of claims by shareholders against an issuer can never be eliminated, we do not believe that the risk is material in this case as the merger will provide our shareholders with WES Consulting, Inc. securities, which have an active trading market.

Management’s Discussion and Analysis…

Third Quarter of Fiscal 2009

20.
It remains unclear from your response to prior comment 25 and revisions in the Form 8-K you mentioned whether consumers purchased fewer of your products or whether you reduced the price of your products as a result of the economic uncertainty you note. Also, it is unclear from your response and revisions how you addressed wholesales distribution and contract manufacturing separately for each period presented. Therefore, we reissue prior comment 25.

Response:  We have included financial statements as of June 30, 2009 and 2008 and for the fiscal years ended June 30, 2009 and 2008 in the Amended 8-K, and we have revised the MD&A section accordingly.  The revised MD&A discussion makes clear that customers purchased fewer of our products rather than the Company having reduced its prices and also addresses wholesale distribution and contract manufacturing.

21.
We reissue prior comment 26 because it is unclear from your response or the revisions you mention what portion of your revenue is derived from each of the products mentioned in the “Our Business” section of your document. It is similarly unclear whether your revenues and margins and revenues and margin trends are and have been similar for each product type.

Response:  We discuss our revenue with a focus on the sales channel rather than by product as we believe disclosing what portion of our revenue is derived from each of our products provides our competitors with proprietary information that puts our business in a competitive disadvantage while not providing our shareholders with any more useful information than disclosing what portion of our revenue is derived from each sales channel.  We have revised our disclosures accordingly.

Geoffrey Kruczek
Securities and Exchange Commission
February 10, 2010

Liquidity and Capital Resources

22.
When you review your document in response to prior comment 27, please ensure that your discussion in this section is reconcilable to the discussion in the footnotes to your financial statements about your capital requirements.

Response:  We have revised our Amended 8-K accordingly.

23.
We reissue prior comment 28, in part. Please revise the Form 8-K filed July 2, 2009 to identify and describe your source of liquidity, including any material unused portion. It is unclear from your response where you have provided such information with respect to the “other credit facilities.”

Response:  We have revised our discussion of “Liquidity and Capital Resources” accordingly.

24.
We note your response to prior comment 29; however, it continues to appear from Note 6 to your financial statements for the year ended June 30, 2007, included in Exhibit 99.1 to your Form 8-K filed July 2, 2009, that you were not in compliance with the terms of your debt agreements during the periods presented in that Form 8-K. Therefore, we reissue prior comment 29.

Response:  We have revised our discussion of “Liquidity and Capital Resources” accordingly.

Capital Resources

25.	We reissue prior comment 31, given the disclosure regarding “expansion plans” on page 19 of the Form 8-K filed by WES Consulting on October 22, 2009 and on page 7 of Exhibit 99.1 to that filing.

Response:  Our discussion under “Capital Resources” has been revised to include disclosures of our current expansion plans.

Market Information

26.	We note your response to prior comment 32:

•	We reissue that comment because it requested revisions to your Form 8-K filed July 2, 2009, not merely a response or representation that you would comply in future filings;

•
It is unclear from your response how the last sentence of section 4.6 of the exhibit filed with your April 7, 2009 Form 8-K is consistent with Rule 144(i). Therefore, we also reissue that portion of prior comment 32; and

•
Your response refers to a registration statement under the Securities Act that has been declared effective. However, since you have not filed a registration statement under the Securities Act, your response is unclear. Please revise.

 Response:  We have revised the Amended 8-K according to the first and second bullet points.  With regards to the last bullet point, the previous response regarding shares “registered under a registration statement” was made in error as it is not responsive to the comment.

Geoffrey Kruczek
Securities and Exchange Commission
February 10, 2010

Security Ownership of Certain Beneficial Owners and Management

27.
Your response to prior comment 35 implies that the filings “completed” after the merger with WES Consulting satisfied the filing obligations the affiliates of Liberator had following the transaction with Remark Enterprises. Please expand to clarify the authority on which you relied for that conclusion.

Response:  We have discussed those filing obligations with the Liberator affiliates and the necessary forms were filed by Louis Friedman, Ronald Scott, David Wirth, and Leslie Vogelman on February 9, 2010.  We are currently attempting to contact Don Cohen to discuss such obligations.

28.
Tell us how the disclosure in the Form 8-K filed July 2, 2009 by Liberator regarding the securities beneficially owned by your affiliates accounts for the convertible note held by Hope Capital that is mentioned on page 29 of the Form 8-K filed October 22, 2009 by WES Consulting.

Response:  We have amended the table under this section in our Amended 8-K to include the shares issuable upon conversion of that note in the number of shares beneficially owned by Hope Capital.

Summary Compensation Table

29.	Your response to prior comment 40 indicates that no employment contracts exist with your officers, contrary to your response to the penultimate bullet of prior comment 53. Please reconcile.

Response:  The Company’s response to prior comment 53 should have stated that such exhibits will be filed except for the employment agreements contained in the list under comment 53 as no employment agreements have been executed.

Certain Relationships and Related Transactions

30.	We will continue to review your response to prior comment 42 after your address each part of that comment and amend your July 2, 2009 Form 8-K accordingly.

Response:  We have amended this section accordingly.  We have also filed with the Amended 8-K the agreements related to all related-party transactions as Exhibits 10.14, and 10.17 through 10.20.

Geoffrey Kruczek
Securities and Exchange Commission
February 10, 2010

31.
Note that the penultimate sentence of prior comment 42 related to the former president, director and controlling shareholder of the registrant, not of the company the registrant acquired. Please expand your response accordingly.

Response:  Lawrence Rothberg did not receive any compensation in connection with the merger with OneUp, and we have added such disclosures in our Amended 8-K.

32.
Please tell us why the transactions noted in the third paragraph on page 29 of the Form 8-K filed October 22, 2009 by WES Consulting were not included in the Form 8-K filed by Liberator on July 2, 2009.

Response:  That transaction was inadvertently left out of the Form 8-K filed July 2, 2009.  We have included the transaction in the Amended 8-K.

Item 3.02 Unregistered Sales of Equity Securities

33.	Please revise the Form 8-K filed on July 2, 2009 to disclose the substance of your responses to prior comments 44, 45 and 47. Also:

•	expand your disclosure in response to prior comment 44 to address each relevant part of Regulation S-K Item 701; and

•
with a view toward disclosure, tell us the relevance and accuracy of the statement in your response to prior comment 45 that you were not subject to the reporting requirements of the Exchange Act at the time of the unregistered transaction.

Response:  We have updated our disclosures accordingly.  Also, with regards to the second bullet point, that statement is not relevant nor is it accurate.  Thus, we believe that the statement was made in error.

Item 9.01 Financial Statement and Exhibits

34.
We note your response to prior comment 53. Please file the agreements mentioned in that comment as exhibits to the Form 8-K filed July 2, 2009. Also, regarding your reference to an oral contract, please refer to Question 146.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website athttp://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:  We have filed those agreements as Exhibits 2.1, 3.1 through 3.4, 10.1 through 10.3, and 10.10 through 10.13.  Please note that the New Castle engagement letter dated January 22, 2009 was amended and restated by the agreement dated April 1, 2009, which was then amended on June 26, 2009.  We have also filed the agreements with our six international resellers as Exhibits 10.4 through 10.9 to the Amended 8-K.

The Company has not entered into any employment agreements with our officers and directors, and we have revised our disclosures under our table in Item 5.02(b) as previous disclosures were inaccurate.

Geoffrey Kruczek
Securities and Exchange Commission
February 10, 2010

35.	Please confirm our understanding that the “next filing” mentioned in your response to prior comment 54 is an amendment to the July 2, 2009 Form 8-K.

Response:  We confirm that the “next filing” mentioned in our response to prior comment 54 is the Amended 8-K.  A list of our subsidiaries is filed as Exhibit 21.1 to the Amended 8-K.

Exhibit 99.1 Financial Statements for Liberator, Inc.

Notes to Consolidated Financial Statements, page 7

36.
We recognize your response to comment 59. You indicate on page 17 the $1,250,000 value of the 5,000,001 shares issued to former Remark shareholders was charged to expense in fiscal 2009. Please explain in detail when and why you issued shares to Remark shareholders, why the share issuance was related to the reverse capitalization, where theshares issued (not dollar amounts) are presented in your Statement of Changes in Stockholders’ Equity (Deficit) and the authoritative literature you relied upon to determine that you were required to expense the value of the shares issued.

Response:  Because the predecessor company had no operations and no assets, the “goodwill” (or “excess purchase price”) has no operations or assets upon which it could be recovered.  Measurement under long-lived asset accounting would have written it off in any event.  However, we refer you to
http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P162_22074, F. Reverse Acquisitions – Accounting Issues.  The last 2 paragraphs state the following:

“The merger of a private operating company into a non-operating public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction, with shareholders of the former public shell continuing only as passive investors. These transactions are considered by the staff to be capital transactions in substance, rather than business combinations. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible should be recorded.

Transaction costs (e.g., legal and investment banking fees, stock issuance fees, etc.) may be incurred in a reverse acquisition. In the merger of two operating companies, those costs will be, depending on their nature, either part of the purchase consideration that is allocated to the net assets of the acquired business, charged directly to equity as a reduction from the fair value assigned to shares issued, or expenses of the period. In contrast, an operating company's reverse acquisition with a nonoperating company having some cash has been viewed by the staff as the issuance of equity by the accounting acquirer for the cash of the shell company. Accordingly, we believe transaction costs may be charged directly to equity only to the extent of the cash received, while all costs in excess of cash received should be charged to expense.”  (emphasis added)

Furthermore, since the merger occurred simultaneously with the closing of the private placement, the private placement and the business combination are linked events.  The value of all the shares being issued is tied to the closed private placement, which has a common share value of $0.25.  Thus, the shares “deemed” issued to the Remark shareholders (5,000,001 shares) and the share-based payments to New Castle Financial and Downshire Capital (a total of 2,932,980 shares) are readily valued at $0.25 and charged to expense.

Geoffrey Kruczek
Securities and Exchange Commission
February 10, 2010

Signatures

37.	We reissue prior comment 55 because it continues to appear that the Form 8-K filed July 2, 2009 was signed by the incorrect registrant.

Response:  We have revised the signature page on the Amended 8-K, which was signed by the correct registrant.

Liberator, Inc. (f/k/a Remark Enterprises, Inc.) Form 10-K for the fiscal-year ended December 31, 2008

Signatures, page 18

38.
We note your response to prior comments 60 and 62. However, since it appears that the Form 10-K mentioned in that comment lacked the required signatures, it is unclear how the Form 15 you mentioned makes prior comment 60 inapplicable or remedies that deficiency. It is similarly unclear how the Form 15 makes prior comment 62 inapplicable or how you have addressed the last sentence of that comment. Therefore, we reissue prior comments 60 and 62.

Response:  We have revised the signature page to the Form 10-K filed for the fiscal year ended December 31, 2008 and filed an amendment to that Form 10-K on February 4, 2010.  We also filed Exhibits 31.1 and 31.2 with the Form 10-K amendment for the fiscal year ended December 31, 2008 and the Form 10-Q amendment for the quarter ended March 31, 2009, ensuring that such exhibits are exactly as those specific in Item 601(b)(31) of Regulation S-K.  The amendment to that Form 10-Q was also filed with the Commission on February 4, 2010.  As the Staff notes in its prior comment 62, the Exhibit 31.1 that was filed with the original Form 10-Q for the quarter ended March 31, 2009 was dated March 20, 2009.  The date on that Exhibit 31.1, however, was a typographical error and should have been dated May 20, 2009.

Geoffrey Kruczek
Securities and Exchange Commission
February 10, 2010

Exhibit 31.1

39.
We recognize your response to comment 61. However, filing Form 15 does not preclude the company from amending a previously filed Form 10-K with incorrect certifications. Therefore, we re-issue comment 61 in its entirety. The comment also applies to your Form 10-Q for the period ended March 31, 2009.

Response:  As noted in our response to comment 38 above, we filed new Exhibits 31.1 and 31.2 with the Form 10-K amendment for the fiscal year ended December 31, 2008 and the Form 10-Q amendment for the quarter ended March 31, 2009, both amendments which were filed with the Commission on February 4, 2010.

*          *          *

In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please do not hesitate to contact our legal counsel at Richardson & Patel LLP, Attention: Peter Hogan or Jamie H. Kim at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely,

LIBERATOR, INC.

/s/ Ronald P. Scott

Ronald P. Scott
Chief Financial Officer

cc:	Peter Hogan, Esq., Richardson & Patel LLP
Jamie H. Kim, Esq., Richardson & Patel LLP